February 20, 2009

Via U.S. Mail and Facsimile (617-488-4800)

William D. Green
Chief Executive Officer and Chairman of the Board
Accenture Limited
22 Victoria Street
Hamilton H12 Bermuda

> **Re:** **Accenture Limited**
> **Form 10-K for the Fiscal Year Ended August 31, 2008**
> **Filed October 20, 2008**
> **File No. 1-16565**
> **Response Letter Dated February 13, 2009**

Dear Mr. Green:

We have reviewed your response letter dated February 13, 2009, and we have the following comment. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

General

1. You state in your response letter that, in the context of your overall business operations, your activities involving Iran, Sudan, and Syria are limited and, accordingly, do not pose a material, associated reputational risk and do not constitute a material investment risk to your security holders.

    We note your discussion of the amount and percentage of your revenue associated with your activities in Iran, Sudan, and Syria. Please discuss other factors underlying your conclusion as to materiality. Your response should address qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Sudan, and Syria.

* * * * *

William D. Green
Accenture Limited
February 20, 2009
Page 2

        Please respond to this comment within 10 business days or tell us when you will
provide us with a response. Please submit your response letter on EDGAR.

        Please understand that we may have additional comments after we review your
response to our comment. Please contact Pradip Bhaumik, Special Counsel, at (202) 551-
3333 if you have any questions about the comment or our review.

                                        Sincerely,

                                        Cecilia Blye, Chief
                                        Office of Global Security Risk

cc: Barbara Jacobs
        Assistant Director
        Division of Corporation Finance